ALLIQUA BIOMEDICAL, INC.

2150 Cabot Blvd. West

Langhorne, Pennsylvania 19047

April 17, 2015

VIA EDGAR AND E-MAIL

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	Alliqua BioMedical, Inc.

Registration Statement on Form S-4

File No. 333-202593

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Alliqua BioMedical, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-202593), as amended, (the “Registration Statement”) to 12:00 p.m., Eastern Time, on Monday, April 20, 2015, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

ALLIQUA BIOMEDICAL, INC.

By:	/s/ Brian M. Posner
Name: Brian M. Posner
Title: Chief Financial Officer

cc:	David I. Johnson, Alliqua BioMedical, Inc.
Rick A. Werner, Haynes and Boone, LLP